UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

x	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010, OR

o	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD FROM FOR THE TRANSITION PERIOD FROM __________ TO __________

Registration number:  333-51223, 333-40264 and 333-108992

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: Employee Savings and Thrift Plan – Modern Industries Company (Dammam) and Modern Products Company (Saudi Arabia).

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

The following audited financial statements are enclosed with this report:

1.	Statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).
2.	Statement of income and changes in plan equity for each of the latest three fiscal years (or such lesser period as the plan has been in existence).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEE SAVINGS AND THRIFT PLAN
MODERN INDUSTRIES COMPANY (DAMMAM) AND
MODERN PRODUCTS COMPANY (SAUDI ARABIA)

Date: March 29, 2011
	By:	/s/ Al-Wazir
Al-Wazir
Trustee

	By:	/s/ Omar Al-Ghamdi
Omar Al-Ghamdi
Trustee

EXHIBIT INDEX

Exhibit No.

      23    Consent of Deloitte & Touche LLP

Employee Savings and Thrift Plan —
Modern Industries Company (Dammam) and
Modern Products Company (Saudi Arabia)

Financial Statements as of December 31, 2010 and 2009 and for the
Years Ended December 31, 2010, 2009 and 2008, and
Report of Independent Registered Public Accounting Firm

EMPLOYEE SAVINGS AND THRIFT PLAN - MODERN INDUSTRIES COMPANY (DAMMAM) AND MODERN PRODUCTS COMPANY (SAUDI ARABIA)

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of December 31, 2010 and 2009	2

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2010, 2009 and 2008	3

Notes to Financial Statements as of December 31, 2010 and 2009 for the Years Ended December 31, 2010, 2009 and 2008	4 - 10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of the Employee Savings and
Thrift Plan — Modern Industries Company (Dammam)
and Modern Products Company (Saudi Arabia)

We have audited the accompanying statements of net assets available for plan benefits of the Employee Savings and Thrift Plan — Modern Industries Company (Dammam) and Modern Products Company (Saudi Arabia) (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Cincinnati, Ohio
March 28, 2011

EMPLOYEE SAVINGS AND THRIFT PLAN —
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY (SAUDI ARABIA)

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2010 AND 2009
(Expressed in Saudi Riyals)

	2010	2009

ASSETS:
Investments — at fair value:
Cash	1,199,421	4,741,806
Money market funds	2,940,129	-
The Procter & Gamble Company common stock	37,514,344	36,340,736
The J.M. Smucker Company common stock	38,978	50,316

Total investments	41,692,872	41,132,858

Contributions receivable	581,975	440,579
Notes receivable from participants	-	47,975

Total receivables	581,975	488,554

LIABILITY — Amounts due to participants	(72,325)	-

NET ASSETS AVAILABLE FOR PLAN BENEFITS	42,202,522	41,621,412

See notes to financial statements.

EMPLOYEE SAVINGS AND THRIFT PLAN —
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY (SAUDI ARABIA)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Expressed in Saudi Riyals)

	2010	2009	2008

ADDITIONS:
Contributions:
Employees contributions	3,809,669	3,986,538	3,967,772
Companies contributions	1,406,744	1,351,734	1,360,188

Total contributions	5,216,413	5,338,272	5,327,960

Investment income (loss):
Realized gains (losses) from investments	971,938	(405,390)	(39,792)
Increase (decrease) in unrealized
appreciation of investment	1,318,620	(692,833)	(8,352,107)
Interest	-	19,700	64,645
Dividends	808,869	655,870	693,293

Total investment income (loss)	3,099,427	(422,653)	(7,633,961)

Total additions — net	8,315,840	4,915,619	(2,306,001)

DEDUCTIONS — Distributions to and
withdrawals by participants	(7,734,730)	(2,535,153)	(5,082,925)

NET INCREASE (DECREASE)	581,110	2,380,466	(7,388,926)

NET ASSETS AVAILABLE FOR
PLAN BENEFITS:
Beginning of year	41,621,412	39,240,946	46,629,872

End of year	42,202,522	41,621,412	39,240,946

See notes to financial statements.

EMPLOYEE SAVINGS AND THRIFT PLAN —
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY (SAUDI ARABIA)

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009 AND
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Expressed in Saudi Riyals)

1.	PLAN DESCRIPTION AND RELATED MATTERS

The following brief description of the Employee Savings and Thrift Plan — Modern Industries Company (Dammam) and Modern Products Company (Saudi Arabia), which is centrally administered as the Savings and Thrift Plan (Saudi Arabia) of The Procter & Gamble Company (the “Plan”), is provided for general information purposes only. Participants should refer to plan documents for more complete information.

The Plan is not subject to any provisions of the United States Employee Retirement Income Security Act of 1974, nor is it qualified under the United States Internal Revenue Code Section 401(a).

Trustees — The Trustees of the Plan include the chairman of Modern Industries Company (Dammam) and Modern Products Company (Saudi Arabia) (collectively, the “Companies”) and nominated managers of the Companies.

Eligibility — Any permanent employee who has been on the payrolls of the Companies for more than 12 months is eligible to participate in the Plan.

Member’s Accounts — An Employee Account and a Company Account are maintained for each member. The Employee Account includes a member’s contributions, decreased by all withdrawals and increased by all repayments of withdrawals. Interest income and net dividends related to a member’s contributions are credited to the Employee Account. The Company Account includes contributions made by the Companies and net dividends related to the Companies’ contributions.

Employee Contributions — Basic deductions of 5% of base salary are contributed monthly by the members. Effective January 1, 2010, the member may only invest these contributions in The Procter & Gamble Company (P&G) securities. Prior to January 1, 2010, the member had the option to invest these contributions in one of the following investment programs previously offered by the Plan:

·	Invest the full amount to purchase P&G securities.
·	Invest the full amount in bank deposits.
·	Invest 50% of the amount to purchase P&G securities, and 50% in bank deposits.

As of December 31, 2010, there were 203 employees participating in the Plan. The numbers of participating employees under each of the aforementioned programs at December 31, 2009 and 2008 were 257, 75 and 9 and 255, 75 and 12, respectively. Members may elect to contribute an additional 1% to 10% of their monthly salary. These additional contributions are not matched by the Companies and can only be invested in P&G securities.

Companies’ Contributions — The Companies credit each member with an amount ranging from 25% to 100% of the basic amount contributed by the employee, depending on the member’s length of continuous service, with the rate reaching 100% after ten years of continuous service.

Earnings — Net dividends earned are used to purchase P&G securities, which are credited to the Member’s Accounts. Interest income is allocated amongst the members of the Plan in proportion to their investments in bank deposits.

Vesting — The members are fully vested in their Employee Accounts and earnings thereon. Members become 30% vested in the Companies’ contributions after the first three full years from the date of their membership in the Plan, or renewed membership (see Withdrawals), with the rate reaching 100% after ten full years of such membership as follows:

From Date of Membership	Vesting
or Renewed Membership	Percentage

Full 3 years	30%
Full 4 years	40
Full 5 years	50
Full 6 years	60
Full 7 years	70
Full 8 years	80
Full 9 years	90
Full 10 years	100

Withdrawals — Withdrawals may be made from the member’s Employee Account at any time the member chooses to, up to the extent of Employee Contributions, the vested portion of the Companies’ Contributions and all relevant profits thereon.

The non-vested portion of the Companies’ Contributions and relevant profits are placed in a frozen account that will continue to vest according to the vesting schedule. These are paid to the employee on separation from the Companies unless the employee meets the criteria for forfeiture (see Forfeitures). The employee may rejoin the Plan after a one-year waiting period from the first withdrawal and a two-year waiting period for every subsequent withdrawal.

Notes Receivable from Participants — An existing member who has at least five years of membership is eligible to borrow from the Plan up to an amount that varies with the member’s monthly base salary and length of service. The maximum loan amount cannot exceed 50% of the balance in the Employee’s Account (including gains on securities) or six month’s salary, whichever is less. Repayment of the loan is made by monthly payroll deductions. The member may elect to repay the outstanding loan in a lump sum at any time.  Loans to participants are reported as Notes Receivable from Participants at the unpaid principal balance plus any accrued but unpaid interest.

Forfeitures — When members leave the Plan without the requirement for full vesting (see Vesting) for a reason other than transfer out, death or disability, the non-vested Companies’ Contributions and relevant profits are forfeited. The forfeited amount is divided amongst the existing members using the same formula as the Companies’ Contributions (see Companies Contributions).

Transferability — The Plan is 100% transferable between the Companies.

Costs of the Plan — All administrative costs of the Plan are paid by the Companies.

The J.M. Smucker Company Common Stock — In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to P&G shareholders and subsequently merged into The J.M. Smucker Company (“Smucker”). As a result of the spin-off, participants holding P&G common stock received one share of Smucker stock for every fifty shares of P&G stock. The cost basis of the P&G common stock prior to the Smucker spin-off was allocated between P&G common stock held and the Smucker common stock received. Participants are not permitted to purchase additional shares of Smucker.

Plan Amendment — The Companies have the right to amend the Plan at any time. However, no amendment can reduce the vested amount of any Member’s Account.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in P&G securities which represents a concentration in investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with P&G securities, it is reasonably possible that changes in the value of P&G securities will occur in the near term and those changes could materially affect the amounts reported in the statements of net assets available for plan benefits and statements of changes in net assets available for plan benefits.

Valuation of Investments — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Investments in P&G and The J.M. Smucker Company securities are valued at the closing price on the New York Stock Exchange. Bank deposits are stated at cost.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Interest Income — Interest income represents interest earned on bank deposits.

Foreign Currency Translation — The Plan’s primary currency is the Saudi Riyal. Non-Saudi Riyal investments are translated into Saudi Riyals at the exchange rates in effect on the last day of the Plan’s year. Earnings in foreign currencies other than the Saudi Riyals are translated at average rates prevailing during the year. Exchange gains or losses for 2010, 2009 and 2008 were not significant.

Money Market Fund — The Plan was notified that the auditor of the Plan’s financial statements included in the Plan’s Form 11-K for the year ended December 31, 2009 was not registered with the Public Company Accounting Oversight Board (PCAOB). Accordingly, in May 2010, the Plan filed a Form 11-K/A to label the financial statements as unaudited and to remove the audit report from such filing. The Plan had the financial statements re-audited by a PCAOB-registered public accounting firm and on January 18, 2011 the Plan filed such re-audited financial statements on a Form 11-K/A with the U.S. Securities and Exchange Commission (SEC). During the period from May 2010 to January 2011, the Plan invested employees’ and companies’ contributions in money market funds. Once the Plan filed re-audited financial statements with the SEC in January 2011, the Plan invested these amounts in P&G common stock.

New Accounting Standards Adopted — The accounting standards initially adopted in the 2010 financial statements described below affected the reporting of certain assets in the statements of net assets available for plan benefits.  The accounting standards initially adopted in the 2009 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for plan benefits or the statement of changes in net assets available for plan benefits.

Notes Receivable from Participants— In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans.  ASU 2010-25 changed the reporting of loans to participants.  Prior to ASU 2010-25, loans to participants were reported as investments at fair value.  ASU 2010-25 requires that loans to participants be reported as notes receivable from participants at the unpaid principal balance plus any accrued but unpaid interest.  ASU 2010-25 is effective for periods ending after December 15, 2010.  The Plan adopted ASU 2010-25 in the 2010 financial statements, applied retrospectively for all periods presented. The adoption of ASU 2010-25 was not significant as the unpaid principal balance plus accrued interest of loans to participants approximated fair value.

Subsequent Events — In May 2009, the FASB issued ASC 855, Subsequent Events, to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated. ASC 855 is effective for periods ending after June 15, 2009.

Updates to Fair Value Measurements and Disclosures — In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, was issued and later codified into ASC 820, which expanded disclosures and required that each major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

Fair Value Measurements and Disclosures —In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010.

3.	INVESTMENTS

The investments held by the Plan as of December 31, 2010, 2009 and 2008, and the unrealized appreciation for the years ended December 31, 2010, 2009 and 2008 were as follows (in Saudi Riyals):

	2010	2009	2008

a) The Procter & Gamble Company common stock:
Number of shares	155,508	160,978	149,455

Market value	37,514,344	36,340,736	34,406,377
Cost	(27,459,162)	(27,607,337)	(24,965,276)

Unrealized appreciation	10,055,182	8,733,399	9,441,101

Increase (decrease) in unrealized
appreciation	1,321,783	(707,702)	(8,340,860)

b) The J. M. Smucker Company:
Number of shares	158	219	224

Market value	38,978	50,316	36,121
Cost	(21,333)	(29,508)	(30,182)

Unrealized appreciation	17,645	20,808	5,939

(Decrease) increase in unrealized
appreciation	(3,163)	14,869	(11,247)

Increase (decrease) in unrealized
appreciation of investment	1,318,620	(692,833)	(8,352,107)

The realized gains (losses) on sales of The Procter & Gamble Company common stock for the years ended December 31, 2010, 2009, and 2008, was determined as follows (in Saudi Riyals):

Proceeds on sales of shares	4,897,977	2,295,209	4,597,144
Cost	(3,926,039)	(2,700,599)	(4,636,936)

Realized gains (losses) from investments	971,938	(405,390)	(39,792)

4.	FAIR VALUE MEASUREMENTS

In accordance with FASB Accounting Standards Codification 820, the Plan classifies investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2010 and 2009 (in Saudi Riyals).

	Fair Value Measurements as of December 31, 2010, Using
	Quoted prices	Significant
	in active	other	Significant
	markets for	observable	unobservable
	identical assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Cash	1,199,421	-	-	1,199,421
Money market funds	2,940,129	-	-	2,940,129
The Procter & Gamble Company
Common Stock	37,514,344	-	-	37,514,344
The J.M. Smucker Company
Common Stock	38,978	-	-	38,978

Total	41,692,872	-	-	41,692,872

	Fair Value Measurements as of December 31, 2009, Using
	Quoted prices	Significant
	in active	other	Significant
	markets for	observable	unobservable
	identical assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Cash	4,741,806	-	-	4,741,806
The Procter & Gamble Company
Common Stock	36,340,736	-	-	36,340,736
The J.M. Smucker Company
Common Stock	50,316	-	-	50,316

Total	41,132,858	-	-	41,132,858

5.	RELATED-PARTY TRANSACTIONS

At December 31, 2010 and 2009, the Plan held 155,508 and 160,978 shares, respectively, of common stock of The Procter & Gamble Company, an affiliate, with a cost basis of SR 27,459,162 and SR 27,607,337, respectively. During the years ended December 31, 2010, 2009, and 2008, the Companies contributed SR 1,406,744, SR 1,351,734, and SR 1,360,188, respectively, to the Plan on behalf of participating employees.

During the years ended December 31, 2010, 2009, and 2008, the Plan recorded dividend income from these common stock of SR 808,102, SR 655,074, and SR 692,424, respectively.

6.	TAXES

Currently, there are no personal income taxes in Saudi Arabia. Should they be introduced any time in the future, the Plan requires that such taxes be borne by the members.

Dividends on P&G securities are credited to members net of a 30% withholding tax by the government of the United States of America.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Companies may discontinue contributions at any time and may terminate the Plan subject to the provisions set forth in the Plan documents. In the event that the Plan is terminated, participants would become 100% vested in their accounts.